Exhibit 19.1

RESEARCH SOLUTIONS, INC.
AMENDED AND RESTATED Policy PROHIBITING INSIDER TRADING
AND UNAUTHORIZED DISCLOSURE OF
INFORMATION TO OTHERS
(Effective July 1, 2025)

Introduction

Federal and state securities laws prohibit any person who is aware of material nonpublic information about a company from trading in securities of that company.  These laws also prohibit a person from disclosing material nonpublic information to other persons who may trade on the basis of that information (also referred to in this policy as “tipping”).

Our board of directors has adopted this policy to promote compliance with these laws and to protect our company from the serious liabilities and penalties that can result from violations of these laws.

It is your responsibility to comply with the securities laws and this policy.  If you have questions about this policy, please contact our Compliance Officer.  Information on how to contact the Compliance Officer is set forth under the heading “Company Assistance.”

This policy is effective as of the date set forth at the top of this page and supersedes any previous insider trading policy and any supplemental insider trading policy of the Company.  In the event of any conflict or inconsistency between this policy and any other materials previously distributed by the Company, this policy shall govern.

Persons subject to this policy

If you are an employee, officer or director of the Company or any of its subsidiaries, then this policy applies to you.  The Compliance Officer may also determine from time to time that other persons who may have access to material nonpublic information due to their activities with the Company shall be subject to this policy.

It also applies to your family members who reside with you, anyone else who lives with you and any other person or entity whose transactions in Company securities are directed by you or are subject to your influence or control.  You are responsible for making sure that these other persons and entities comply with this policy.

In addition, you are responsible for complying with applicable law as then in force and effect.  Accordingly, in the event of any conflict or inconsistency between this policy and applicable law, or any omission from this policy, you are not excused from complying with applicable law.

Furthermore, our directors, executive officers and certain other designated persons who have access to material nonpublic information about us are subject to supplemental requirements that impose additional restrictions on their trading in Company securities, as set forth below under the heading “Supplemental Requirements for Designated Persons.”

Core trading and disclosure restrictions

The following trading and disclosure restrictions apply to all of our employees, officers and directors:

●	If you have material nonpublic information regarding us, you must not trade or advise anyone else to trade in our securities until such information has been publicly disclosed.
●	If you have material nonpublic information regarding any other company that you obtained from your employment or relationship with us, you must not trade or advise anyone else to trade in the securities of that other company until such information has been publicly disclosed.
●	Do not share material nonpublic information with people in our company whose jobs do not require them to have the information.
●	Do not disclose any nonpublic information, material or otherwise, concerning the Company to anyone outside the Company unless required as part of your duties and the person receiving the information has a reason to know the information for Company business purposes.

Transactions covered by this policy

This policy applies to any purchase or sale of Company securities, including our common stock, options to purchase our common stock, any other type of securities that we may issue, such as preferred stock, convertible debentures and warrants, as well as exchange-traded options, other derivative securities, and puts, calls and short sales involving Company securities.

Notwithstanding this general rule, certain transactions are prohibited as discussed under the heading “Additional restrictions and guidance.”  In addition, certain transactions under Company benefit plans are not prohibited by this policy as discussed under the heading “Exceptions to this policy for certain transactions under Company benefit plans.”

Additional restrictions and guidance

This section addresses certain types of transactions that may expose you and our company to significant risks.

Short sales.  Short sales (i.e., the sale of a security that must be borrowed to make delivery) and “selling short against the box” (i.e., a sale with a delayed delivery) with respect to Company securities are prohibited under this policy.  Short sales may signal to the market possible bad news about our company or a general lack of confidence in our company’s prospects, and an expectation that the value of Company securities will decline. In addition, short sales are effectively a bet against our company’s success and may reduce the seller’s incentive to improve our company’s performance.  Short sales may also create a suspicion that the seller is engaged in insider trading.

Derivative securities and hedging transactions.  You are prohibited from engaging in transactions in publicly-traded options, such as puts and calls, and other derivative securities with respect to Company securities.  This prohibition extends to any hedging or similar transaction designed to decrease the risks associated with holding Company securities.  Stock options, stock appreciation rights and other securities issued pursuant to Company benefit plans or other compensatory arrangements with the Company are also subject to this prohibition; provided, however, as described in the “Exceptions to this policy for certain transactions under Company benefit plans” section of this policy, you are not prohibited from exercising any stock options issued under any of the Company’s benefit plans or other compensatory arrangements in accordance with the terms of such plans or arrangements.

Transactions in derivative securities may reflect a short-term and speculative interest in Company securities and may create the appearance of impropriety, even where a transaction does not involve trading on inside information.  Trading in derivatives may also focus attention on short-term performance at the expense of our company’s long-term objectives.  In addition, the application of securities laws to derivatives transactions can be complex, and persons engaging in derivatives transactions may subject themselves to an increased risk of violating securities laws.

Using Company securities as collateral for loans.  You may not pledge Company securities as collateral for loans.  If you default on the loan, the lender may sell the pledged securities as collateral in a foreclosure sale.  The sale, even though not initiated at your request, is still considered a sale for your benefit and, if made at a time when you are aware of material nonpublic information or otherwise are not permitted to trade in Company securities, may result in inadvertent insider trading violations, violations of Section 16 (“Section 16”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Regulation Blackout Trading Restriction (“Reg. BTR”) (for officers and directors), violations of this policy and unfavorable publicity for you and our company.

Holding Company securities in margin accounts.  You may not hold Company securities in margin accounts. Under typical margin arrangements, if you fail to meet a margin call, the broker may be entitled to sell securities held in the margin account without your consent. The sale, even though not initiated at your request, is still considered a sale for your benefit and, if made at a time when you are aware of material nonpublic information or are otherwise not permitted to trade, may result in inadvertent insider trading violations, Section 16 and Reg. BTR violations (for officers and directors), violations of this policy and unfavorable publicity for you and our company.

Placing open orders with brokers.  Except in accordance with an approved trading plan (as discussed below), you should exercise caution when placing open orders, such as limit orders or stop orders, with brokers, particularly where the order is likely to remain outstanding for an extended period of time.  If you are subject to the blackout window, open orders should be canceled prior to entering a blackout window, as this may result in the execution of a trade at a time when you are aware of material nonpublic information or otherwise are not permitted to trade in Company securities, which may result in inadvertent insider trading violations, Section 16 and Reg. BTR violations (for officers and directors), violations of this policy and unfavorable publicity for you and our company. If you are subject to blackout periods or pre-clearance requirements, you should so inform any broker with whom you place any open order at the time it is placed.

Definition of material nonpublic information

Material information.  Information about our company is “material” if there is a substantial likelihood that a reasonable shareholder or investor would consider it important in making a decision to buy, sell or hold our securities, or if the disclosure of the information would be expected to significantly alter the total mix of the information in the marketplace about us.  In simple terms, material information is any type of information that could reasonably be expected to affect the market price of our securities.  Both positive and negative information may be material.

The following list, while not exhaustive, identifies several types of information or events that are more likely to be considered material.  The Securities and Exchange Commission (“SEC”) emphasizes, however, that materiality must be judged on a case-by-case basis:

●	customer or licensing developments;
●	financial results and forecasts;
●	major new products or technologies;
●	establishment of, or developments in, joint ventures or similar collaborations;
●	strategic plans;
●	significant write-offs;
●	potential mergers, acquisitions, tender offers or the sale of assets of the Company or a subsidiary thereof;
●	potential acquisitions of additional products or technologies;
●	notice of issuance of patents, the acquisition of other material intellectual property rights or other significant intellectual property developments;
●	significant changes or developments in the Company’s industry;
●	new major contracts, suppliers, or finance sources, or the loss thereof;
●	significant pricing changes;
●	events regarding the Company’s securities (e.g., defaults on senior securities, calls of securities for redemption, repurchase plans, stock splits, public or private equity/debt offerings, or changes in Company dividend policies or amounts);
●	significant changes in control or senior management;
●	significant changes in compensation policy;
●	bankruptcies or receiverships;
●	actual or threatened major litigation, or a major development in or the resolution of such litigation; and
●	change in auditors or a notification that the Company can no longer rely on an auditor’s report.

Nonpublic information.  Nonpublic information is information that is not generally available to the investing public.  If you are aware of material nonpublic information, you may not trade until the information has been widely disclosed to the public (for example, through a press release or an SEC filing) and the market has had sufficient time to absorb the information.  For purposes of this policy, information will generally be considered public after the second full trading day following the Company’s public release of the information.  For example, if we issued a press release on a Tuesday, the first day that trading could occur would be on Friday.

If you are not sure whether information is material or nonpublic, consult with the Compliance Officer for guidance before engaging in any transaction in Company securities.

Unauthorized disclosure of information

You are prohibited from disclosing to anyone inside or outside the Company any nonpublic information obtained at or through the Company, except when such disclosure is part of your regular duties and is needed to enable the Company to carry out its business properly and effectively.

We are subject to laws that govern the timing of our disclosures of material information to the public and others.  Pursuant to our company’s Corporate Disclosure Policy, only certain designated employees may discuss the Company with the news media, securities analysts and investors.  All inquiries from outsiders regarding material nonpublic information about the Company should be forwarded to the Company’s Chief Executive Officer and Chief Financial Officer.  Accordingly, when an inquiry is made by an outsider, the following response will generally be appropriate:

“As to these types of matters, the Company’s spokesperson is its Chief Executive Officer.  If there is any comment, he/she would be the one to contact.”

The following procedures are appropriate in protecting the confidentiality of Company information:  (i) avoid discussions of confidential matters in places where they might be overheard or otherwise disseminated; (ii) mark sensitive documents “confidential” and use sealed envelopes marked “confidential”; (iii) secure confidential documents and restrict the copying of sensitive documents; (iv) provide instructions to receptionists regarding outside inquiries; (v) use code names for sensitive projects; (vi) use passwords to restrict computer access; and (vii) do not use any Internet message boards or similar medium available to the public to post any unauthorized messages regarding the Company or our business, financial condition, employees, clients or other matters related to us.

Consequences of violating insider trading laws or this policy

The consequences of violating the securities laws or this policy can be severe.  They include the following:

Civil and criminal penalties.  As of the effective date of this policy, potential penalties for insider trading violations under U.S. federal securities laws include:

●	civil fines of up to three times the profit made or loss avoided;

●	criminal fines of up to $5 million for individuals and $25 million for entities;
●	imprisonment for up to 20 years;
●	damages in a private lawsuit;
●	disgorging any profits made or losses avoided;
●	a bar against serving as an officer or director of a public company; and
●	an injunction against future violations.

Civil and criminal penalties also apply to tipping.  The SEC has imposed large penalties in tipping cases even when the disclosing person did not trade or gain any benefit from another person’s trading.

In addition, the Company and/or the supervisors of a person who violates these laws may also be subject to civil or criminal penalties if they did not take appropriate steps to prevent illegal trading.

Company Discipline.  If you violate this policy or insider trading or tipping laws, you may be subject to disciplinary action by the Company, up to and including termination for cause.  A violation of our company policy is not necessarily the same as a violation of law and we may determine that specific conduct violates this policy, whether or not the conduct also violates the law.  We are not required to await the filing or conclusion of a civil or criminal action against an alleged violator before taking disciplinary action.

Reporting Of Violations.  Any employee, officer or director who violates this policy or any federal or state laws governing insider trading or tipping, or knows of any such violation by any other employee, officer or director, must report the violation immediately to the Compliance Officer.

Exceptions to this policy for certain transactions under Company benefit plans

Certain transactions in Company securities under Company benefit plans are not prohibited by this policy.  These are:

Stock Option Exercises.  This policy does not apply to your exercise of an employee stock option.  It also does not apply to your election to have the Company withhold shares subject to an option to satisfy tax withholding requirements.  This policy does apply, however, to sales of shares received upon exercise of an option in the open market.

Restricted Stock Unit/Restricted Stock Awards.  This policy does not apply to the vesting of restricted stock or restricted stock units, or the surrender of shares of stock to the Company or the retention and withholding from delivery of shares of stock by the Company upon vesting of restricted stock or restricted stock units in satisfaction of tax withholding obligations in a manner permitted by the applicable incentive award agreement or the Company’s incentive award plan pursuant to which the restricted stock or restricted stock unit was granted.  This policy does apply, however, to any open market sale of shares resulting from the vesting of restricted stock or restricted stock units.

401(k) Plan.  This policy does not apply to purchases of Company stock in a 401(k) plan resulting from your periodic contribution of money to the plan through a payroll deduction election.  This policy does apply, however, to certain elections you may make under a 401(k) plan, including (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund, (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund, (c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance, and (d) your election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

Exceptions to this policy for transactions under SEC Rule 10b5-1 trading plans

The SEC has enacted rules that provide an affirmative defense against alleged violations of U.S. federal insider trading laws for transactions pursuant to trading plans that meet certain requirements. In general, these rules, as set forth in Rule 10b5-1 under the Exchange Act, provide for an affirmative defense if you enter into a contract, provide instructions or adopt a written plan for trading securities when you are not aware of material nonpublic information. The contract, instructions or plan must (i) specify the date, price and amount of the transaction, (ii) specify an objective method for determining the date, price and amount of the transaction and/or (iii) place any subsequent discretion for determining the date, price and amount of the transaction in another person who is not, at the time of the transaction, aware of material nonpublic information.

Transactions made pursuant to a written trading plan that complies with the affirmative defense set forth in Rule 10b5-1 and is approved by the Compliance Officer, are not subject to the restrictions in this policy against trades made while aware of material nonpublic information or to the pre-clearance procedures or blackout periods established under this policy. If you desire to implement a trading plan, you must first pre-clear the plan with the Compliance Officer, who must consult with the Company’s outside securities counsel prior to pre-clearing the plan.  In approving a trading plan, the Compliance Officer may, in furtherance of the objectives expressed in this policy, impose criteria in addition to those set forth in Rule 10b5-1. You should therefore confer with the Compliance Officer prior to entering into any trading plan.

The SEC rules regarding trading plans are complex and must be complied with completely to be effective. The description provided above is only a summary, and the Company strongly advises that you consult with your legal advisor if you intend to adopt a trading plan. While trading plans are subject to review and approval by the Compliance Officer, the individual adopting the trading plan is ultimately responsible for compliance with Rule 10b5-1 and ensuring that the trading plan complies with this policy.

Trading plans must be filed with the Compliance Officer and must be accompanied by an executed certificate stating that the trading plan complies with Rule 10b5-1 and any other criteria established by the Company. The Company may publicly disclose information regarding trading plans that you may enter.

Supplemental Requirements for Designated Persons

We will notify you if you are subject to the supplemental requirements in this section (the “Supplemental Requirements”).  We refer to persons subject to the Supplemental Requirements as “Designated Persons.”  Your execution of the Certification that is attached to this Policy constitutes your agreement to comply with the Supplemental Requirements, where applicable.

Persons subject to Supplemental Requirements

The Supplemental Requirements apply to:

●	each director of our company;
●	each officer of our company who has been designated by our board of directors as an “executive officer” for purposes of the reporting requirements and trading restrictions of Section 16; and
●	any additional persons that the Compliance Officer may from time to time designate as being subject to the Supplemental Requirements because of their position with our company and access to material nonpublic information.

If you are a Designated Person, then the Supplemental Requirements also apply to your family members who reside with you, anyone else who lives with you and any other person or entity whose transactions in Company securities are directed by you or are subject to your influence or control.  You are responsible for making sure that these other persons and entities comply with the Supplemental Requirements.

Additional trading restrictions that apply to Designated Persons

If you are a Designated Person, you are subject to the following restrictions:

●	You may not trade in Company securities outside of a trading window. For purposes of the Supplemental Requirements, a “trading window” will commence at the close of business on the second trading day following the public disclosure of the Company’s financial results for a particular fiscal quarter or year and continue through the twentieth day of the third month of the immediately following fiscal quarter. For example, for the second quarter of the Company’s fiscal year, the trading window would start at the close of business on the second trading day following the release of the Company’s second quarter financial results and end on March 20. For the Company’s fiscal year end release of financial results, the trading window would start at the close of business on the second trading day following the release of the Company’s fiscal year financial results and end on September 20. For purposes of clarity, in the event that the Company releases its financial results for a particular fiscal quarter or year prior to the opening of trading on the morning of a particular trading day, that day shall be deemed the first trading day for purposes of the Supplemental Requirements. For example, if the Company releases its financial results for a particular fiscal quarter or year prior to the opening of trading on a Tuesday morning that is otherwise a normal trading day (i.e., not a federal holiday), the trading window would start at the close of business on the following trading day, Wednesday.
●	Even during a trading window, you may not trade during a blackout period. You may not trade in Company securities during any special blackout periods that the Compliance Officer may designate with the prior written approval of the Chief Executive Officer (or the Compensation Committee of our board of directors, if the Chief Executive Officer is unavailable). The Compliance Officer will advise you in writing of when a special blackout period commences and ends. You may not disclose to any outside third party that a special blackout period has been designated.
●	You may not trade during a trading window without prior approval. During a trading window, you may trade in Company securities only after obtaining the approval of the Compliance Officer. If you decide to engage in a transaction involving Company securities during a trading window, you must notify the Compliance Officer in writing of the amount and nature of the proposed trade(s) at least two business days prior to the proposed transaction, and certify in writing that you are not in possession of material nonpublic information concerning the Company. You must not engage in the transaction unless and until the Compliance Officer provides approval in writing. Any determination by the Compliance Officer to disapprove a proposed trade will require the concurrence of the Chief Executive Officer (or the Compensation Committee of our board of directors, if the Chief Executive Officer is unavailable). The foregoing functions of the Compliance Officer will be undertaken by the Chief Executive Officer in the case of proposed trades by the Compliance Officer. Proposed trades by the Chief Executive Officer will require approval by any of (i) the Compliance Officer; or (ii) the Compensation Committee of our board of directors. The existence of these approval procedures does not in any way obligate the Compliance Officer to approve any transaction.
●	Except as permitted by SEC rules, you may not trade in Company equity securities during a pension plan blackout period. If you are an executive officer or director, you may not trade or transfer during any pension fund blackout period any equity security of the Company that you acquired in connection with your service as an officer or director, except to the extent such trade or transfer is permitted by SEC rules. A pension plan blackout period is generally any period of more than three consecutive business days under an individual account plan during which purchases or sales of Company equity securities are prohibited under the plan (whether by us or a fiduciary of the plan), excluding certain regularly scheduled blackouts and blackouts imposed solely in connection with certain corporate transactions such as mergers. Any profits made by you in violation of this proscription are recoverable by us. We will notify plan participants, directors, officers and the SEC in advance of any pension plan blackout period.

Exceptions to the Supplemental Requirements

The trading restrictions in the Supplemental Requirements do not apply to those transactions discussed under the heading “Exceptions to this policy for certain transactions under Company benefit plans.”

In addition, specific exceptions to the Supplemental Requirements may be made when the person requesting approval does not possess material non-public information, personal circumstances warrant the exception and the exception would not otherwise contravene the law or the purposes of the Supplemental Requirements.  Any request for an exception should be directed to the Compliance Officer.

Company Assistance

If you have a question about this policy or whether it applies to a particular transaction, contact our Compliance Officer for additional guidance.  We have designated the Company’s Chief Financial Officer as the Compliance Officer.  The Compliance Officer’s telephone number is (310) 477-0354.  The Compliance Officer will regularly consult with the Company’s outside securities counsel with respect to transactions and other matters covered by this policy.

CERTIFICATION

I hereby acknowledge receipt of the Research Solutions, Inc. Amended and Restated Policy Prohibiting Insider Trading and Unauthorized Disclosure of Information to Others and agree to abide by its terms and conditions.

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